UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   September 4, 2024

CONNECTONE BANCORP, INC.

(Exact name of Company as specified in its charter)

New Jersey	000-11486	52-1273725
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No

301 Sylvan Avenue
Englewood Cliffs, New Jersey		07632
(Address of principal executive offices)		(Zip Code)

Company's telephone number, including area code  (201) 816-8900

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	CNOB	NASDAQ
Depositary Shares (each representing a 1/40th interest in a share of 5.25% Series A Non-Cumulative, perpetual preferred stock)	CNOBP	NASDAQ

Item 1.01 Entry into a Material Definitive Agreement.

On September 4, 2024, ConnectOne Bancorp, Inc., a New Jersey corporation (the “Registrant” or “ConnectOne”), and The First of Long Island Corporation, a New York corporation (“FLIC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which FLIC will merge with and into the Registrant (the “Merger”). The Merger Agreement was approved by the Boards of Directors of each of the Registrant and FLIC at meetings held on September 4, 2024. Following the Merger, FLIC’s wholly owned bank subsidiary, First National Bank of Long Island, will merge with and into the Registrant’s wholly owned bank subsidiary, ConnectOne Bank, with the ConnectOne Bank as the surviving bank (the “Bank Merger” and, together with the Merger, the “Transaction”). The Merger is expected to close in mid-2025.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), FLIC shareholders will have the right to receive for each share of FLIC’s common stock, par value $0.10 per share, 0.5175 shares of the Registrant’s common stock, without par value (“Registrant Common Stock”) (the “Merger Consideration”).

For up to the first three quarterly dividends paid after execution of the Agreement, FLIC may pay a quarterly cash dividend in an amount not to exceed $0.21 per share (i.e., for dividends paid in the fourth quarter of 2024 and the first and second quarters of 2025). Thereafter, if the Merger has not yet been consummated, FLIC may pay a quarterly cash dividend in an amount not to exceed the equivalent quarterly per share cash dividend paid by ConnectOne.

At the Effective Time, (i) FLIC restricted stock awards will fully vest and shall be cancelled and converted automatically into the right to receive Merger Consideration, and (ii) all FLIC performance based restricted stock units shall be deemed earned at target and vested and exchanged for the Merger Consideration and all FLIC time-based restricted stock units shall automatically be vested and exchanged for the Merger Consideration.

Immediately after consummation of the Transaction, ConnectOne and ConnectOne Bank will add to their respective Boards of Directors (i) Christopher Becker, current FLIC President and Chief Executive Officer, who will serve as Vice Chair of ConnectOne and ConnectOne Bank and (ii) two (2) additional members of the FLIC Board of Directors designated by ConnectOne. ConnectOne has agreed to renominate Mr. Becker for election by the shareholders of ConnectOne for three annual terms, subject to certain exceptions.

The Merger Agreement contains customary representations, warranties, and covenants of each party. Subject to certain exceptions, the Merger Agreement provides that the Board of Directors of FLIC will recommend the approval and adoption of the Merger Agreement by the shareholders of FLIC. The Merger Agreement also provides that the Board of Directors of ConnectOne will recommend the approval of the authorization to issue the shares of ConnectOne common stock in the Merger by the shareholders of ConnectOne. FLIC has agreed not to solicit acquisition proposals relating to alternative business combination transactions. In addition, FLIC has agreed not to participate in discussions or negotiations or provide information in connection with any acquisition proposals for alternative business combination transactions unless certain conditions are satisfied.

Closing of the Merger is subject to customary conditions, including, among others, approval of the Merger Agreement by shareholders of FLIC and of the authorization to issue the shares of ConnectOne common stock in the Merger by the shareholders of ConnectOne, receipt of required regulatory approvals, effectiveness of the registration statement to be filed by the Registrant, and approval for listing on NASDAQ with respect to the Registrant Common Stock to be issued in the Merger.

The Merger Agreement provides certain termination rights for each party and further provides that, in the event the Merger Agreement is terminated under certain circumstances in connection with a competing acquisition transaction, FLIC will be required to pay the Registrant a termination fee equal to $11,845,000.

In connection with the Merger Agreement, ConnectOne and FLIC each entered into voting agreements with their respective directors and certain executive officers, in each case in their capacities as shareholders (collectively, the “Voting Agreements”). Pursuant to the terms of the Voting Agreements, each of these directors and executive officers has agreed to vote the shares of common stock they own in favor of the Merger Agreement, subject to the exceptions set forth in the Voting Agreements.

The foregoing summary of the Merger Agreement and the Voting Agreements in this Item 1.01 is not complete and is qualified in its entirety by reference to the complete text of the Merger Agreement and the form of Voting Agreements, copies of which are attached hereto as Exhibit 2.1, Exhibit 10.1 and Exhibit 10.2, respectively, and are incorporated herein by reference in their entirety. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the parties thereto, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, the representations and warranties in the Merger Agreement will not survive consummation of the Merger, unless otherwise specified therein, and were made only as of the date of the Merger Agreement or such other date as specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties thereto, their respective affiliates or their respective businesses.

Item 7.01 Regulation FD Disclosure.

On September 5, 2024, representatives of the Registrant will present to investors the information about the Transaction described in the slides attached to this report as Exhibit 99.1, which are incorporated by reference herein.

The preceding information, as well as Exhibit 99.1 referenced therein, shall not be deemed “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing. The furnishing of the information in this report is not intended to, and does not, constitute a determination or admission by the Registrant that the information in this report is material or complete, or that investors should consider this information before making an investment decision with respect to any security of the Registrant.

Item 8.01 Other Events.

On September 5, 2024, Registrant and FLIC issued a joint press release announcing the execution of the Merger Agreement, pursuant to which FLIC will merge with and into the Registrant, subject to the terms and conditions set forth therein. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.
2.1	Agreement and Plan of Merger dated September 4, 2024 by and between ConnectOne Bancorp, Inc., and The First of Long Island Corporation*
10.1	Form of Voting Agreement executed by all directors and certain executive officers of ConnectOne Bancorp, Inc.
10.2	Form of Voting Agreement executed by all directors and certain executive officers The First of Long Island Corporation
99.1	Investor Presentation dated September 5, 2024
99.2	Press Release dated September 5, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Schedules and similar attachments have been omitted pursuant to Item 601(a)(5) and 601(b)(2) of Regulation S-K. A copy of any omitted schedules will be furnished supplementally to the SEC upon its request.

Forward-Looking Statements

All non-historical statements in this report (including without limitation statements regarding the pro forma effect of the proposed transaction, cost savings, anticipated expense totals, the accretive nature of the proposed transaction, revenue enhancement opportunities, anticipated capital ratios and capital, positioning, value creation, growth prospects and timing of the closing) constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Registrant and FLIC, including future financial and operating results, and the combined company's plans, objectives, expectations and intentions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made. Except to the extent required by applicable law or regulation, Registrant and FLIC assume no duty to update forward-looking statements.

Important Information About the Merger

In connection with the proposed merger with FLIC, ConnectOne will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of ConnectOne’s common stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus of FLIC and ConnectOne which will be sent to the shareholders of FLIC and ConnectOne seeking their respective approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT CONNECTONE, FLIC, AND THE PROPOSED TRANSACTION.

A free copy of these documents, as well as other filings containing information about ConnectOne and FLIC, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ConnectOne at the “Investor Relations” section of ConnectOne’s web site at www.connectonebank.com or from FLIC at the “Investor Relations” section of FLIC’s website at https://www.fnbli.com/. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, when available by directing a request to ConnectOne Bancorp, Inc., 301 Sylvan Avenue, Englewood Cliffs, New Jersey 07632, Attention: Investor Relations or to The First of Long Island Corporation, 275 Broadhollow Road, Melville, New York, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The communication is not a substitute for the Registration Statement that will be filed with the SEC or the Joint Proxy Statement/Prospectus.

Proxy Solicitation

ConnectOne, FLIC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of FLIC and ConnectOne in connection with the proposed transaction under the rules of the SEC. Information regarding ConnectOne’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 11, 2024, and certain other documents filed by ConnectOne with the SEC. Information regarding FLIC’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2024, and certain other documents filed by FLIC with the SEC. Other information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

CONNECTONE BANCORP, INC. (Registrant)

Dated: September 5, 2024	By:	/s/ William S. Burns
WILLIAM S. BURNS
Senior Executive Vice President and Chief Financial Officer